Decisions of Ecopetrol’s Board of Directors

Bogotá, July 23, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that, by communications dated July 23, 2026, Ms. Ángela María Robledo Gómez and Ms. Tatiana Roa Avendaño informed the Company of their decision to resign from their positions as independent and non-independent members of the Board of Directors, respectively, for personal reasons, effective July 31, 2026.

Ecopetrol expresses its gratitude to Ms. Ángela María Robledo Gómez and Ms. Tatiana Roa Avendaño for their leadership, integrity, valuable contributions, and unwavering commitment to the Company. Ecopetrol also recognizes their dedication to local communities, environmental stewardship, sustainable development, and their meaningful contributions to the Board of Directors. The Company wishes them continued success in their future personal and professional endeavors.

In accordance with Ecopetrol’s bylaws, the Board of Directors may continue to deliberate and validly adopt resolutions with its remaining members. The foregoing is without prejudice to the possibility of convening the General Shareholders’ Meeting to restore the full composition of the Board of Directors, in accordance with applicable law, the Company’s Bylaws, the Board Succession Policy, and other applicable regulations.

In addition, because Ms. Ángela María Robledo Gómez served as Chair of the Board of Directors, at its meeting held on July 23, 2026, the Board adopted the following resolutions:

1.	Appointed Mr. Luis Felipe Henao Cardona and Mr. Hildebrando Vélez Galeano as Chair and Vice Chair of the Board of Directors, respectively; and
2.	Approved the composition of its supporting committees as follows:

AUDIT AND RISK COMMITTEE

•	Ricardo Rodríguez Yee (Chair)
•	Luis Felipe Henao Cardona
•	Hildebrando Vélez Galeano

BUSINESS COMMITTEE

•	Ricardo Rodríguez Yee (Chair)
•	Alberto José Merlano Alcocer
•	Luis Felipe Henao Cardona
•	Hildebrando Vélez Galeano
•	Cesar Eduardo Loza Arenas

CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE

•	Luis Felipe Henao Cardona (Chair)
•	Ricardo Rodríguez Yee
•	Alberto José Merlano Alcocer

COMPENSATION, NOMINATION AND CULTURE COMMITTEE

•	Hildebrando Vélez Galeano (Chair)
•	Cesar Eduardo Loza Arenas
•	Luis Felipe Henao Cardona
•	Carolina Arias Hurtado
•	Alberto José Merlano Alcocer

TERRITORIAL TRANSFORMATION AND HSE COMMITTEE

•	Carolina Arias Hurtado (Chair)
•	Hildebrando Vélez Galeano
•	Alberto José Merlano Alcocer

TECHNOLOGY AND INNOVATION COMMITTEE

•	Hildebrando Vélez Galeano (Chair)
•	Ricardo Rodríguez Yee
•	Carolina Arias Hurtado
•	Cesar Eduardo Loza Arenas

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co